KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

TABLE OF CONTENTS

1. Report of Independent Registered Public Accounting Firm
2. Financial Statements
3. Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
4. Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
5. Report of Independent Registered Public Accounting Firm and Exemption Report
6. Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to the Company's SIPC Assessment Reconciliation



DEJOY, KNAUF
& BLOOD LLP
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Kovack Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kovack Securities Inc. as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kovack Securities Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kovack Securities Inc.'s management. Our responsibility is to express an opinion on Kovack Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kovack Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Kovack Securities Inc.'s financial statements. The supplemental information is the responsibility of Kovack Securities Inc.'s management.   Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served as Kovack Securities Inc.'s auditor since 2017.

February 28, 2018.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$2,649,050
Cash with clearing organizations	609,882
Cash with clearing organizations, restricted	330,087
Receivables:	
Clearing brokers and insurance companies	593,101
Representative and employee advances, net	102,688
Prepaid expenses	218,510
Property and equipment, net of accumulated depreciation	594,760
Intangible assets	723,934
Deposits and other assets	37,340
	$ 5,859,352

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 782,097
Commissions payable	1,422,791
Notes payable	326,326
Due to related parties	79,706
Deferred rent	171,543
	2,782,463
Stockholder's equity:	
Common stock voting, no par value per share, 1,000 shares authorized, 182 shares issued, and outstanding at December 31, 2017	3,196
Common stock von-voting, no par value per share, 99,000 shares authorized, 17,988 shares issued and outstanding at December 31, 2017	316,471
Additional paid-in capital	4,569
Retained earnings	2,752,653
Total stockholder's equity	3,076,889
	$ 5,859,352

The accompanying notes are an integral part of these financial statements.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commissions	$27,307,075
Fees earned	7,283,777
Management fee income	1,248,490
Interest income	284,127
Other income	3,559,883
	39,683,352
Expenses:	
Commissions	27,637,090
Clearing expenses	530,590
Employee compensation and benefits	3,857,249
Managements fees	700,000
Professional service fees	417,971
Technology, data and communication costs	521,683
Regulatory fees	561,925
Occupancy and equipment rentals	482,223
Depreciation and amortization	251,049
Interest	10,402
State and local taxes	59,512
Other	3,804,833
	38,834,527
Net income	$ 848,825

The accompanying notes are an integral part of these financial statements.

6

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

| | Number of | | | | | |
	Common Shares Voting	Common Shares Non-Voting	Amount	Additional Paid–in Capital	Retained Earnings	Total
Balance December 31, 2016	182	17,988	$ 319,667	$ 4,569	$ 2,170,828	$ 2,495,064
Distributions					(267,000)	(267,000)
Net income	-	-	-	-	848,825	848,825
Balance December 31, 2017	182	17,988	$ 319,667	$ 4,569	$ 2,752,653	$ 3,076,889

The accompanying notes are an integral part of these financial statements.

7

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 848,825
Adjustments to reconcile net income to total	
cash flows from operating activities:	
Depreciation and amortization	251,049
Changes in working capital items:	
Accounts receivable:	
Clearing brokers and insurance companies	97,351
Representative and employee advances	83,016
Prepaid expenses	4,042
Accounts payable and accrued expenses	358,308
Due to related parties	(770,824)
Deferred rent	(21,239)
Commissions payable	(2,061)
Total adjustments	(358)
Total cash flows from operating activities	848,467
Cash flows from investing activities:	
Purchase of property and equipment	(120,165)
Cash flows used in investing activities	(120,165)
Cash flows from financing activities:	
Stockholder distributions	(267,000)
Repayment of notes payable	(535,854)
Cash flows used in financing activities	(802,854)
Net decrease in cash and cash equivalents	(74,552)
Cash and cash equivalents, beginning of year	3,663,571
Cash and cash equivalents, end of year	$ 3,589,019
Supplemental disclosure of cash flow information:	
Cash paid during the year for taxes	$ 28,729
Cash paid during the year for interest	$ 10,402
Non-cash disclosure information:	
Intangible assets acquired through notes payable issuance	$ 823,990

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.   BUSINESS

Kovack Securities, Inc. ("KSI" or the "Company") was incorporated in the State of Florida on April 23, 1997, and is a registered securities broker-dealer with the SEC, FINRA and SIPC.   The Company's corporate office is located in Fort Lauderdale, Florida.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less when originated to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consist of commission and transaction-related receivables.

Receivables from representatives and employees: From time to time, the Company provides advances to certain representatives and employees.   These advances are repaid to the Company by deducting a portion of the representatives' commission payout throughout the compensation cycle until the advance has been paid off. Advances to employees are paid off via payroll deduction until the advance has been paid off. Management performs periodic evaluations of outstanding advances and provides an allowance based on its assessment of specifically identified unsecured receivables. Amounts are charged off against the allowance when management determines such amounts are uncollectible. As of December 31, 2017, the Company recorded an allowance for receivables of $105,937.

Property and equipment: Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease if shorter using the straight-line method.

Intangible assets: The Company acquired TKG Financial LLC, a broker-dealer, all customer relationships along with representatives, in May 2017 for total consideration of $240,000. The Company also acquired Capital Guardian LLC, a broker-dealer, all customer relationships along with representatives, in June 2017 for total consideration of $600,000. The Company allocated all of the purchase price to the customer relationships acquired. The purchased intangibles are amortized over an estimated useful life of 5 years using the straight-line method. As of December 2017, total amortization expense and accumulated amortization was $100,056.

Commission revenue: Commissions and sales concessions include amounts earned on securities products, including mutual funds and variable annuities and on non-securities insurance based products. Commission revenue as well as the related commission expense is recorded on a trade date or accrual basis. Commission revenue associated with annuity trails are recorded when received which does not differ materially from a trade date basis.

Fees earned: Fees earned include 12-B1 fee revenue received from product sponsors, administrative fees and other miscellaneous fees. Fees earned from 12-B1 trails are recorded when received, which does not differ materially from a trade date basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management fee income: Management fee income represents amounts billed to a related party for reimbursement of expenses pursuant to an expense sharing agreement.

Other income: Other income consists of non-commission income including fees charged to financial advisors for contracted services such as insurance, email monitoring, and affiliation expenses, as well as revenue from product sponsors associated with the annual compliance meeting.

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: The fair value of the Company's financial instruments, such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short maturity of the instruments.

Income taxes: The Company has elected, by consent of its stockholder, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholder is liable for federal income taxes on its respective share of the Company's taxable income. Therefore, only state income taxes have been included in the accompanying financial statements. GAAP prescribes a threshold and measurement attribute for financial statement recognition of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.

The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit. Beginning with the tax year ending December 31, 2011, the Company has filed consolidated federal and state income tax returns with its parent. The Company believes that it is no longer subject to examination for years prior to 2014.

Recent accounting pronouncements: In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases*, which amended the guidance on accounting for leases. ASU 2016-02 requires lessees to recognize assets and liabilities on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. ASU 2016-02 also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. ASU 2016-02 will be effective for interim and annual periods beginning on January 1, 2019. The Company is in the process of evaluating the impact ASU 2016-02 may have on its financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact ASU 2014-09 may have on its financial statements.

3.   PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software at December 31, 2017 consists of the following:

		Estimated useful lives
Equipment	$ 453,823	5 years
Furniture and furniture	369,602	7 years
Software	128,190	5 years
Automobile	62,438	5 years
Leasehold improvements	292,345	10 years
	1,306,398	
Less accumulated depreciation and amortization	(711,638)	
	$ 594,760	

Depreciation expense charged to income was $ 150,993 in 2017.

4.   LEASES

The Company has a non-cancelable lease for office facilities that expires in 2021. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2017: 2018 - $288,049, 2019 - $296,699, 2020 - $305,615, 2021 - $314,768. Rental expense, including amortization of deferred rental payments, for the Company's corporate headquarters totaled $449,721 for the year ended December 31, 2017.

5.   401(k) PLAN

The Company sponsors a 401(k) retirement savings plan for the benefit of its employees. Contributions to the plan included in employee compensation and benefits were $87,083 for the year ended December 31, 2017.

6.   COMMITMENTS AND CONTINGENCIES

From time to time the Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations. The Company accrues for certain claims and legal actions when it is probable and reasonably estimable.

6. COMMITMENTS AND CONTINGENCIES (continued)

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to clearing brokers on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing brokers, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

7. RELATED PARTY TRANSACTIONS

The Company acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors, Inc. (KAI), a registered investment advisor and related party. As the introducing broker/dealer, the Company provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the year ended December 31, 2017, the Company earned management fees for these services in the amount of $1,248,490. As of December 31, 2017, KSI owed KAI $79,706.

During 2017, KSI incurred management fees totaling $700,000 paid to two corporations owned by the stockholders of Kovack Financial LLC, the shareholder of KSI.

8. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major banks and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in any one of these financial institutions.

9. NOTES PAYABLE

At December 31, 2017, the Company had notes payable two noteholders totaling $326,326. The effective rate on the notes is 3.5% and mature during the year ending December 31, 2018.

10. REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

11. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $1,395,311, which was $1,209,813 in excess of its required net capital of $185,498. The Company's ratio of aggregate indebtedness to net capital was 1.99 to 1.

12. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2018, which is the date the financial statements were available for issue.

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL COMPUTATION:

Total stockholder's equity qualified for net capital	$ 3,076,889
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	3,076,889
Deducts and or charges:	
Total non-allowable assets	(1,678,373)
Net capital before haircuts	1,398,516
Haircuts on securities:	
Other securities	(3,205)
Net capital	$ 1,395,311
Aggregated indebtedness:	
Commissions payable	$ 1,422,791
Notes Payable	326,326
Due to related party	79,706
Accounts payable, accrued expenses and other liabilities	953,639
	$ 2,782,462
Ratio of aggregated indebtedness to net capital	1.99 to 1

RECONCILIATION:

Net capital, per page 3 of the December 31, 2017 un-audited Focus Report, as originally filed	$ 1,395,311
Net audit adjustments	-
Net capital, per December 31, 2017 audited report, as filed	$ 1,395,311

KOVACK SECURITIES, INC.
(a wholly owned subsidiary of Kovack Financial LLC)

SCHEDULE II

COMPUTATION of DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.



DeJoy, Knauf & Blood LLP
certified public accountants
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Kovack Securities Inc.:

We have reviewed management's statements, included in the accompanying Kovack Securities Inc. Exemption Report, in which (1) Kovack Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kovack Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provisions") and (2) Kovack Securities Inc. stated that Kovack Securities Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Kovack Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovack Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(l) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dejoy, Knauf & Blood, LLP

February 28, 2018.

KOVACK SECURITIES, INC.

EXEMPTION REPORT

For the Year Ended December 31, 2017

Kovack Securities, Inc. (KSI) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (Reports to be made by certain brokers and dealers). To the best of our knowledge and belief, KSI states the following:

KSI claims an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R.240.15c3-3(k)(1) and (k)(2)(ii).

KSI met the identified exemption provisions throughout the period January 1, 2017-December 31, 2017 with exception.

I, Ronald Kovack, affirm that to the best of my knowledge this exemption report is true and accurate.

Date 2/28/18

Dr. Ronald Kovack

DeJoy, Knauf & Blood LLP
certified public accountants

Rochester, New York

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON-PROCEDURES**

To the Board of Directors and Stockholder of
  Kovack Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Kovack Securities Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Kovack Securities Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Kovack Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kovack Securities Inc.'s management is responsible for Kovack Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 28, 2018.

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****2024*********************MIXED AADC 220
50847 FINRA DEC
KOVACK SECURITIES INC
6451 N FEDERAL HWY STE 1201
FORT LAUDERDALE, FL 33308-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Isabelle Shick

2. A. General Assessment (item 2e from page 2) $ 14,202

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,807)
7/27/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,395

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,395

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,395

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kovack Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 39,683,352

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   28,321,934

(2) Revenues from commodity transactions.   450

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   530,590

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): Dollar for dollar expense reimbursement   1,248,490
(Deductions in excess of $100,000 require documentation) from affiliate

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 113,579

Enter the greater of line (i) or (ii)   113,579

Total deductions   30,215,043

2d. SIPC Net Operating Revenues $ 9,468,309

2e. General Assessment @ .0015 $ 14,202
(to page 1, line 2.A.)

2